Exhibit 8.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
Tokyo Lifestyle Limited	Hong Kong

Shenzhen Qingzhiliangpin Network Technology Co., Ltd.	People’s Republic of China

Shenzhen Qianxusenhuo Network Technology Co., Ltd.	People’s Republic of China

RAKKISTAR HOLDING INC.	Ontario, Canada

TOKYO LIFESTYLE PTY LTD	Australia

Tokyo Lifestyle Holding Inc.	Delaware, USA

REIWATAKIYA BOS LLC	Massachusetts, USA

REIWATAKIYA NYC LLC	New York, USA

REIWATAKIYA LV LLC	Nevada, USA

REIWATAKIYA LV II LLC	Nevada, USA